As Filed with the Securities and Exchange Commission on May 10, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-1F
Tender Offer Statement Pursuant to Rule 14d-1(b) Under the Securities Exchange Act of 1934
(Amendment No. 1)
Regalito Copper Corp.
(Name of Subject Company)
British Columbia, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)
PPC Canada Enterprises Corp.
(Bidders)
Common Shares, without Par Value
(Title of Class of Securities)
75885H104
(CUSIP Number of Class of Securities (if applicable))

Cameron G. Belsher	Corporation Service	Edwin S. Maynard, Esq.
Farris, Vaughn, Wills & Murphy LLP	Company	Paul, Weiss, Rifkind, Wharton & Garrison LLP
2500-700 West Georgia Street	1090 Vermont Avenue NW	1285 Avenue of the Americas
Vancouver, B.C.	Washington D.C. 20005	New York, NY 10019-6064
V7Y 1B3		(212) 373-3000
(604) 684-9151
(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Bidder)
April 3, 2006
(Date Tender Offer First Published, Sent or Given to Security Holders)

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PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
Item 1.  Home Jurisdiction Documents

Document 1	Offer to Purchase and Circular (including all annexes, appendices and schedules thereto) dated April 3, 2006 (1)

Document 2	Letter of Acceptance and Transmittal (1)

Document 3	Notice of Guaranteed Delivery (1)
Item 2.  Informational Legends
See the inside cover page of the Offer to Purchase and Circular dated April 3, 2006. (1)

(1)	Previously filed with the bidder’s Schedule 14D-1F (File No. 005-79473) filed April 3, 2006.

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PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
(1)	Press Release dated May 9, 2006

(2)	Not Applicable

(3)	Not Applicable
PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
1.	Undertakings
(a)	The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b)	The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.
2.	Consent to Service of Process
(a)	On April 3, 2006, the bidder filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)	Any change to the name or address of the bidder’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the bidder.

PART IV
SIGNATURES
     By signing this Schedule, the bidder consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Amendment No. 1 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the bidder’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PPC CANADA ENTEPRISES CORP.
/s/ Eiji Kato
Name:	Eiji Kato
Title:	Chief Executive Officer and Director

Date: May 9, 2006

EXHIBIT INDEX
1.1	Press Release dated May 9, 2006